Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or the “Company”)

NO CHANGE STATEMENT, PUBLICATION OF ANNUAL REPORT AND BROAD-BASED BLACK ECONOMIC EMPOWERMENT ANNUAL COMPLIANCE REPORT AND POSTING OF NOTICE OF ANNUAL GENERAL MEETING

Shareholders are advised that the annual report for MiX Telematics and the audited annual financial statements for the year ended March 31, 2017 are available with immediate effect on the Company’s website, www.mixtelematics.com, and contains no changes from the summary consolidated annual financial statements published on 25 May 2017.

The group financial results for the quarter and the year ended March 31, 2017, together with the notice of annual general meeting were dispatched to shareholders today, Tuesday, June 27, 2017.

The Company’s annual general meeting will be held at 11:30 on Wednesday, September 20, 2017 at Matrix Corner, Howick Close, Waterfall Park, Midrand.

The last day to trade in order to be eligible to participate in and vote at the annual general meeting is Tuesday,
 September 12, 2017 and the record date for voting purposes is Friday, September 15, 2017.

Shareholders are hereby notified that in accordance with the JSE Listings Requirements, the Company’s annual compliance report in terms of section 13G(2) of the Broad-Based Black Economic Empowerment Act 53 of 2003 read with the Broad-Based Black Economic Empowerment Amendment Act 46 of 2013, has been published and is available on the Company’s website, www.mixtelematics.com.

27 June 2017

Sponsor